Exhibit 99.1

Notice of our 2021 annual meeting of shareholders

You are invited to our 2021 annual meeting:

When

Thursday, May 6, 2021

8:30 a.m. CST

Via live webcast from Saskatoon, SK

https://web.lumiagm.com/169464941

password: cameco2021 (case sensitive)

Your vote is important

If you held Cameco common shares on March 10, 2021, you are entitled to receive notice of and to vote at this meeting.

You can vote at the virtual meeting live or by proxy. We encourage shareholders to vote by proxy in advance of the meeting.

See pages 9 through 15 of the attached management proxy circular for information about how to vote.

By order of the board of directors,

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 7 of the attached management proxy circular.

The deadline for submitting a shareholder proposal for our 2022 annual meeting is December 31, 2021 and we require advance notice for nominating directors.

Access our 2020 annual report and other documents and information online:

•	cameco.com

•	sedar.com (SEDAR)

•	sec.gov/edgar.shtml (EDGAR)

See pages 53 and 54 for more information.

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 6, 2021

COMMON SHARES OUTSTANDING

396,262,741	December 31, 2020
397,200,356	March 10, 2021

AST Trust Company (Canada) is our transfer agent and registrar for Canada.

American Stock Transfer & Trust Company LLC is our transfer agent and registrar for the US.